UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            General Housewares Corp.
                            ------------------------
                                (Name of Issuer)

                   Common Stock, par value $.33-1/3 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    370073108
                                 --------------
                                 (CUSIP Number)

                             Walter Absil, President
                          Walter Absil Investments Inc.
                                  875 McCaffrey
                       St. Laurent, Quebec, Canada H4T 1N3
                                 (514) 341-4152
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 17, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.  370073108   |                         |    Page  2 of 7  Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Walter Absil Investments Inc.                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [X]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Other (OO)                                                      |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Canada                                                          |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   280,000                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   280,000                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  280,000                                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  7.32%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  Corporation (CO)                                                |
|----------------------------------------------------------------------------|

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No.   370073108  |                         |    Page  3 of 7  Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Walter Absil                                                    |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [x]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Canada                                                          |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   0                                                 |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  0                                                               |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0.0%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  Individual (IN)                                                 |
|----------------------------------------------------------------------------|

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

         Issuer:  General Housewares Corp. (the "Company")
                  1536 Beech Street
                  Terre Haute, IN 47804

         Security: Common Stock, par value $.33-1/3 per share ("Common Stock")


Item 2. Identity and Background.

         (a)      Name:

                  This Schedule 13D is being filed by Walter Absil Investments Inc. ("WAI") and Walter Absil, who is the owner of a majority of the outstanding common stock of WAI.

         (b)      Business Address:

                  875 McCaffrey
                  St. Laurent, Quebec, Canada  H4T 1N3

         (c)      Present Principal Employment and Employer:

                  Walter Absil is the President of Walter Absil Investments Inc.


         (d)      Criminal Proceedings in Last Five Years:

                  None

         (e)      Civil Securities Proceedings in Last Five Years:

                  None

         (f)      Citizenship:

                  WAI is a corporation incorporated and organized under the Canada Business Corporations Act; Walter Absil is a Canadian citizen.


Item 3. Source and Amount of Funds or Other Consideration.

     Prior to September 17, 1997, Walter Absil Company ("WAC"), of which WAI owned seventy percent (70%) of the issued and outstanding stock, owned directly 200,000 shares of the Company's Common Stock, and WAI owned directly 140,000 shares of the Company's Common Stock. On September 17, 1997, WAC voted to dissolve and distributed its shares of the Company to its stockholders, including WAI in anticipation of dissolution. WAI received 140,000 shares of the Company's Common Stock as a result of such distribution. As a consequence, WAI, now owns a total of 280,000 shares of the Company's Common Stock directly.

     Walter Absil owns a majority of the outstanding common stock of WAI.

Item 4. Purpose of Transaction.

     WAI received 140,000 of the 280,000 shares of Common Stock reported herein in connection with the distribution in anticipation of dissolution of WAC. Prior to the distribution, WAI already owned 140,000 shares of Common Stock directly, all as described more fully in the response to Item 3 above. Neither Mr. Absil nor WAI currently has any plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) the merger, reorganization, liquidation or other extraordinary corporate transaction involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) changes in the Company's Board of Directors or management; (v) material changes in the present capitalization or dividend policy of the Company; (vi) material changes in the Company's business or corporate structure; (vii) changes in the Company's charter or by-laws which may have the effect of impeding the acquisition of in control of the Company; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system; or (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 5. Interest in Securities of the Issuer.

         (a) WAI is deemed to have beneficial ownership of 280,000 shares of Common Stock (7.32% of all currently outstanding shares of Common Stock).

         (b) WAI has sole voting power with respect to, and the sole power to direct the disposition of, 280,000 shares of Common Stock.

         (c) On September 17, 1997, WAC distributed its shares of Common Stock of the Company to its stockholders, including WAI, in anticipation of WAC's dissolution. WAI received 140,000 shares of the Company's Common Stock from the distribution. As a result of the distribution of property by WAC, WAI is no longer the beneficial owner of the remaining 60,000 shares of the Company's Common Stock formerly held by WAC.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         1. Asset Purchase Agreements (filed as an Exhibit to the Company's Report on Form 8-K dated October 4, 1994).

         2. Stock Restriction, Standstill and Securities Registration Agreement (filed as an Exhibit to the Company's Report on Form 8-K dated October 4, 1994).

         3. Joint Filing Agreement (filed as an Exhibit to the Schedule 13D that is amended hereby).


                                      * * *

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            WALTER ABSIL INVESTMENTS INC.


                                            /s/ Walter Absil
                                            ------------------------
                                            By: Walter Absil
                                            Its: President




                                           /s/ Walter Absil
                                            ------------------------
                                           Walter Absil


Date:  September 26, 1997